Exhibit 99.1

Dov Baharav Appointed to Allot Communications Board of Directors

 Baharav, former CEO of Amdocs and current chairman of Israel Aerospace
Industries, brings with him extensive experience growing and leading multinational technology companies

HOD HASHARON, Israel – April 30, 2013 - Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced the appointment of Dov Baharav to the Company's Board of Directors. The appointment is effective beginning April 30, 2013.

"We are honored to have someone with Dov's extensive managerial and industry experience join our Board of Directors," said Shraga Katz, Chairman of the board of Allot Communications. "As Allot continues to help network operators make the transition to become digital lifestyle providers, Dov's expertise will be a significant asset to our team and we look forward to his guidance and support in helping guide Allot through our next stages of growth." Baharav most recently served as President and Chief Executive Officer and a member of the Board of Directors of Amdocs Management Limited, where he led the company through a tremendous growth phase through vertical and horizontal expansion, numerous acquisitions and corporate restructuring.

Baharav joined Amdocs in 1991 and subsequently served in a variety of senior management positions, including President of Amdocs' principal US subsidiary, Amdocs, Inc., and Chief Financial Officer and then CEO of Amdocs Management Limited, where he successfully led the company through the downturn of the worldwide technology sector. Prior to 1991, Baharav served as Chief Operating Officer of Oprotech Ltd.

Baharav also serves as the Chairman of the board of directors of Israel Aerospace Industries Ltd., a defense and civil aerospace technology company, a position he has held since July 2011. He is also a member of the board of directors of Mellanox Technologies, Ltd., on which he has served since November 2010. Baharav received a B.S. in Physics and Accounting, as well as an MBA, from the University of Tel Aviv.

Baharav becomes the seventh member of Allot's Board of Directors, joining Chairman of the Board Shraga Katz, Rami Hadar, Yigal Jacoby, Nurit Benjamini, Steven D. Levy and Itsik Danziger.

About Allot Communications
Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle. Allot’s DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to shape digital lifestyle experiences and to capitalize on the network traffic they generate. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables service providers worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Rami Rozen | AVP Corporate Development
+972-52-569-4441 | rrozen@allot.com

Maya Lustig | Director of Corporate Communications
+972.9.7616851| mlustig@allot.com